82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 MAR 30 AM 7:21

Santos

04010963

Date: Mon 29 Mar 2004 11:50:50 PM EST

SUPPL

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Notice of Annual General Meeting

PROCESSED
MAR 30 2004
THOMSON
FINANCIAL

Number of pages (incl. cover sheet): 3

dlw
3/30

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Santos

Santos Ltd ABN 80 007 550 923

NOTICE OF ANNUAL GENERAL MEETING



Notice is hereby given that the Annual General Meeting of Members of Santos Limited will be held in the Auditorium at the Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Friday 7 May 2004 at 10.00 am.

ORDINARY BUSINESS

1 To receive and consider the Financial Report for the year ended 31 December 2003 and the reports of the Directors and the Auditors thereon.

2 To elect or re-elect Directors

(i) Mr Richard Michael Harding retires in accordance with Article 96 of the Company's Constitution and, being eligible, offers himself for election.

(ii) Professor Judith Sloan retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers herself for re-election.

(iii) Mr Stephen Gerlach retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3 Directors' Fees

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, pursuant to the provisions of Article 105 of the Company's Constitution, from 1 January 2004 Directors be paid out of the property of the Company for their services as Directors, a fixed sum not exceeding $1,500,000 per year being $550,000 per year in excess of the sum of $950,000 per year approved by members at the Annual General Meeting of the Company held on 4 May 2001."

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to this item of Special Business.

The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at End of Day (as defined in the SCH Business Rules) on and in respect of 5 May, 2004.

By Order of the Board
M. G. Roberts
Secretary

Level 29, Santos House
91 King William Street
Adelaide
South Australia 5000

16 March 2004

Santos Ltd ABN 80 007 550 923

EXPLANATORY NOTES

AGENDA ITEM 2 : ELECTION OR RE-ELECTION OF DIRECTORS

Brief biographical details of each of the Directors standing for election or re-election are set out below:-

Mr. Richard Michael Harding MSc Age 54

Mike Harding, an independent non-executive Director, was appointed to the Board, effective 1 March, 2004.

Mr. Harding retired in 2003 from BP Exploration Australia where he held the position of President and General Manager of BP Developments Australia Limited. Previous appointments with BP included: Technical Manager North West Shelf 1982 - 1985; Project Director North Sea Pipeline 1985 - 1987; Business Manager BP Engineering 1987 - 1989; Business Manager, UK Land 1989 - 1992; Business Manager, Azerbaihjan, Papua New Guinea and Malaysia - Thailand.

Mr. Harding is a former Vice-Chairman and Council Member of the Australian Petroleum Production and Exploration Association and a director of Arc Energy Ltd. He is also Chairman of the Ministry of Defence Command Support, Training and Simulation Project Governance Board.

Professor Judith Sloan BA (Hons), MA, MSc Age 49

Judith Sloan, an independent non-executive Director, was appointed to the Board on 5 September, 1994 and is the Chairperson of the Remuneration Committee and a member of the Audit Committee of the Board.

She is the Chairperson of SGIC Holdings Ltd, Deputy Chair of the Board of the Australian Broadcasting Corporation, a director of Mayne Group Ltd and a Part-time Commissioner of the Productivity Commission.

Professor Sloan is a former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies.

Stephen Gerlach LLB Age 58

Stephen Gerlach, an independent non-executive Director, was appointed to the Board on 5 September, 1989 and Chairman on 4 May, 2001. He is Chairman of Santos Finance Ltd and of the Environmental & Safety Committee, Finance Committee and Nomination Committee and member of the Remuneration Committee of the Board.

He is Chairman of Futuris Corporation Ltd and Challenger Beston Ltd and a director of Southcorp Holdings Ltd.

Mr. Gerlach is a former Managing Partner of the Adelaide legal firm, Finlaysons.

AGENDA ITEM 3 : DIRECTORS' FEES

The Directors are seeking approval from shareholders to increase the *maximum* amount available for Directors' fees under Article 105 from $950,000 to $1,500,000 per annum.

Fees paid to Directors out of the *maximum* amount approved by shareholders are reviewed from time to time to ensure that they are appropriate. The proposed *maximum* amount will provide flexibility to allow for payment of appropriate fees over time, including those considered appropriate to reflect the Board's decision to eliminate retirement allowances for any Director appointed after 1 January, 2004 and to freeze retirement allowances as at 30 June, 2004 for all other current Directors.

The proposed *maximum* amount will also accommodate any increase in the number of Directors, should this be considered desirable, and ensure that the fees are sufficiently competitive to attract and retain Directors of the necessary qualifications and calibre.

It is pointed out that it is not intended to distribute all of the $1,500,000, if approved, in the current year.

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to this item of Special Business.

NOTES RELATING TO VOTING:

1 The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at End of Day (as defined in the SCH Business Rules) on and in respect of 5 May, 2004.

2 On a poll, every member has one vote for every fully paid ordinary share held.

3 A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning 08 8218 5111 or by sending a fax to 08 8218 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together.

4 A proxy need not be a member of the Company.

5 A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.

6 Where a member which is a corporation appoints a representative under Section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A form of Appointment of Corporate Representative is included with this Notice Paper for completion prior to the meeting and presentation at the registration desk on the day of the meeting.

7 The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or the person appointed on the form is absent.

8 Proxy forms must be received by the Company at its registered office - Level 29, Santos House, 91 King William Street, Adelaide, South Australia 5000, (fax number 08 8218 5950) or at its postal address, G.P.O. Box 2455, Adelaide, South Australia 5001, not less than forty-eight hours before the time for holding the meeting.

9 Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by power of attorney duly executed by the member and attested by one or more witnesses or if the member is a corporation executed in accordance with Section 127 of the Corporations Act. The power of attorney must be received at the registered office and by the time referred to in paragraph 8 above.

10 Voting instruction:

If you wish to indicate how your proxy holder should vote, please mark the appropriate box/boxes. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

For proxies in favour of the Chairman without voting instructions, the Chairman intends to vote undirected proxies:-

1. on Item 2, in favour of the election of Mr. R.M. Harding and the re-election of Professor J. Sloan and Mr. S. Gerlach; and
2. on Item 3, in favour of the increase of Directors' Fees, if a shareholder places a mark in the box next to the words "Important: For Item 3 Below" appearing on the Proxy Form.

11 Voting Exclusion Statement

In relation to the item of special business, and as required by the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised).